

Mail Stop 3561

November 29, 2010

Via U.S. Mail

Mr. Kexuan Yao, Chief Executive Officer
China Armco Metals, Inc.
One Waters Park Drive, Suite 98
San Mateo, California 94403

> **Re: China Armco Metals, Inc.**
> **Form 10-K for the year ended December 31, 2009**
> **Filed March 31, 2010**
> **Form 10-Q for the quarter ended June 30, 2010**
> **Filed August 16, 2010**
> **Form 10-Q for the quarter ended September 30, 2010**
> **Filed November 15, 2010**
> **File No. 001-34631**

Dear Mr. Yao:

We have reviewed your filings and have the following comments. Unless otherwise indicated, we think you should revise your document in future filings in response to these comments. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Please respond to confirm that such comments will be complied with, or, if certain of the comments are deemed inappropriate, advise the staff of your reason. Your response should be submitted in electronic form, under the label "corresp" with a copy to the staff. Please respond within ten (10) business days.

Annual Report on Form 10-K for the year ended December 31, 2009

Board Committees, page 7

1. Please confirm that in future filings you will discuss whether, and if so how, your nominating and governance committee considers diversity in identifying nominees for director. Refer to Item 407(c)(2)(vi).

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 21
Our performance, page 22

2. We note from your disclosure in the second paragraph that your accounts receivable increased by $11.7 million mainly due to the extension of credit terms given to your customers. Please tell us if such extension was outside of the customary credit terms issued to your customers and if so, tell us what effect, if any, the change in credit terms had on revenue recognition such as the company's ability to meet the following revenue recognition criteria: (1) sales price is fixed and determinable and (2) collectability is probable. If no consideration was given, please explain why.

Critical Accounting Policies, page 29

3. We note that your critical accounting policies disclosures refer to note 2 of the financial statements. In this regard, we believe this disclosure in MD&A should supplement, not duplicate, the description of accounting policies disclosed in the notes. In this regard, please ensure that your critical accounting estimates disclosure – (i) provide greater insight into the quality and variability of information in the consolidated financial statements; (ii) address specifically why the accounting estimates or assumptions bear the risk of change; (iii) analyze the factors on how the company arrived at material estimates including how the estimates or assumptions have changed in the past and is reasonably likely to change in the future; and (iv) analyze the specific sensitivity to change of your critical accounting estimates or assumptions based on other outcomes with quantitative and qualitative disclosure, as necessary. Refer to the guidance in Section V of FRR-72 (Release No. 33-8350) and please revise in future filings accordingly.

Financial Statements, page F-1
Report of Independent Registered Public Accounting Firm, page F-2

4. We note from the report of the independent registered public accounting firm that the independent registered public accounting firm conducts its operations from Skillman, New Jersey. We also note from the discussion contained throughout the filing that the company's operations are conducted in China. Given that the company's operations are conducted entirely in China, it is unclear if the independent registered public accounting firm performed the audit of the company's financial statements using its own employees

or whether it relied on the work of another firm or by using the work of assistants engaged from outside of the firm. Please tell us whether the audit of the company's financial statements was completed by personnel from the firm Li & Company, PC or by using the work of other auditors or outside assistants. Furthermore, if the audit was completed using the work of other auditors or outside assistants, please explain how the independent registered accounting firm complied with the guidance outlined in Staff Audit Practice Alert No. 6 issued by the Public Company Accounting Oversight Board on July 12, 2010. We may have further comment upon receipt of your response.

Consolidated Statements of Income and Comprehensive Income, page F-4

5. Please tell us the nature of the line item "Gain from contracts termination." Your response should include the nature of the contract terminated and the calculation of the gain recognized of $1.2 million.

Consolidated Statement of Stockholders' Equity, page F-5

6. We note the column "Deferred Compensation" on your Consolidated Statement of Stockholders' Equity. Please note that under upon adoption of the updated accounting guidance in ASC Topic 718, deferred compensation accounts were to be eliminated against the appropriate equity accounts, generally paid-in-capital, and no longer used. Please revise your statement of stockholders' equity in future filings to eliminate deferred compensation from your statement of stockholders' equity and record such transactions in additional paid in capital.

Notes to the Consolidated Financial Statements, page F-7
Note 1 – Organization and Operations, page F-7
Merger of Armco & Metawise (H.K) Ltd. and Subsidiaries ("Armco"), page F-7

7. We note that the company has accounted for the June 27, 2008 transaction as a reverse acquisition. We further note that the company simultaneously acquired Armco & Metawise. In this regard, please clarify the following for us:
   - Tell us the amount of shares of the company that were issued to the former owner of Cox in exchange for the outstanding shares of Cox, including the amount of Cox shares;
   - Explain in further detail how the company accounted for the issuance of the option to Ms. Gao on June 27, 2008, entitling Ms. Gao to exercise the option for 5,300,000 shares at an exercise price of $1.30 per share of the new company's stock and 2,000,000 shares at an exercise price of $5 per share; and
   - Further explain the cancellation of shares related to the fertilizer business on December 30, 2008, including to whom the fertilizer business was sold, any proceeds received from the sale, including any gain or loss recognized on the sale and any consideration paid for the cancellation of the shares, if applicable.

Note 2 – Summary of Significant Accounting Policies, page F-8
Stock-based compensation for obtaining employee services, page F-12

8. We note that a volatility of 0% was used in the valuation of stock options granted to
    employees. Please tell us why you believe using a volatility of 0% is appropriate given
    the lack of trading history of the company. Refer to SAB Topic 14D, question 6 and
    advise.

Note 12 – Stockholders' Equity, page F-29
Stock Options, page F-30

9. Your disclosure indicates that the fair value of the stock option granted to Ms. Gao during
    2008 was zero and as such, although fully vested, no compensation cost was recognized.
    In this regard, please provide us with your calculation of the option's fair value at
    issuance, including all relevant facts and assumptions used in the calculation which
    support your conclusion that the stock options to purchase shares of your common stock
    should be assigned no value. We may have further comment upon receipt of your
    response.

Form 8-K filed May 17, 2010

10. Item 2.02 of Form 8-K and Item 10(e)(1)(i) of Regulation S-K requires that whenever
    one or more non-GAAP financial measures are included in a filing with the Commission
    the registrant must include a presentation, with equal or greater prominence, of the most
    directly comparable financial measure or measures calculated and presented in
    accordance with generally accepted accounting principles. Given that your non-GAAP
    net income and non-GAAP earnings per share are disclosed prior to the corresponding
    GAAP amounts in both the "Financial Highlights" and "First Quarter 2010 Financial
    Results" section, we believe the non-GAAP measures have been given greater
    prominence. Please revise future filings to present the equivalent GAAP measure with
    equal or greater prominence.

Quarterly Report on Form 10-Q for the quarter ended June 30, 2010

Financial Statements, page 1
Consolidated Statements of Cash Flows, page 4

11. We refer to the line item "Change in fair value of derivative liability" in the amount of
    $(610,127) for the six months ended June 30, 2010. Please reconcile this amount with
    the $(106,127) reported in the consolidated statements of income on page 3 for the "loss
    (gain) on change in fair value of derivative liability." Similarly reconcile the difference
    contained in the financial statements for the quarter ended March 31, 2010.

Consolidated Statements of Stockholders' Equity

12. We note from your disclosures contained the notes to the consolidated financial statements numerous transactions and issuances of equity instruments during fiscal 2010 which impacted shareholder's equity, for example, the sale of your common stock and related issuance of warrants in April 2010; issuance of common stock for consulting services; proceeds received from exercises of warrants and stock options; issuance of common stock for loan guarantee in June 2010; and extinguishment of derivative warrant liability. In light of the significant activity, please provide us with your statements' of stockholders' equity in your next response to us. Furthermore, in order to better provide investors with a clear understanding of the transactions effecting shareholders' equity, we believe you should also include a statements of stockholders' equity in future quarterly filings. Please confirm your understanding of this matter as part of your next response to us.

Notes to the Consolidated Financial Statements, page 5
Note 2 – Summary of Significant Accounting Policies, page 6
Property, Plant and Equipment, page 8

13. Previously you included a footnote which reflected the various categories of property plant and equipment at each balance sheet date; however, we note that such footnote has been omitted from notes to the financial statements included in the Form 10-Q for the quarter ended June 30, 2010. Given the significant additions that have been made during fiscal 2010 and the quarter ended June 30, 2010, we believe such information is important to investors especially in light of the fact that the scrap metal recycling facility became operational during the second quarter of fiscal 2010 for which the balance of your construction in progress was attributed. In this regard, please provide us with a breakdown of the various categories of property, plant, and equipment as of your most recent balance sheet date and revise future filings, accordingly. As part of your response and revised disclosure, please provide the estimated useful lives of property plant and equipment by category. Also, please tell us and revise MD&A to disclose where depreciation expense is being recorded within the statements of operations as it is unclear from your current disclosures.

Note 6 – Instruments and Fair Value of Financial Instruments, page 19
(ii) Warrants issued in April 2010, page 20
Derivative Analysis, page 21

14. We note your disclosure that the derivatives issued in April 2010 meet the requirements of ASC 815-40 for equity classification. Please provide us with your analysis.

Note 7 – Stockholders' Equity, page 22
Sale of common stock, page 22

15. Please reconcile for us the gross proceeds and expenses from the April 2010 stock issuance to the amount reflected on the cash flow statement of $9,112,973 for the issuance of common stock and warrants.

Issuance of common stock for services, page 22

16. We note that you issued 80,000 shares of common stock to China Direct Investments as consideration for management and accounting consulting services for the period beginning January 1, 2010 through December 31, 2010. We also note that you indicate there is no performance commitment at the date of the agreement and that you are using the date(s) at which performance is complete as the measurement dates(s). In this regard, please provide us with the pertinent terms of the arrangement, including whether the shares of common stock issued to China Direct Investments are fully vested and/or non-forfeitable. If such shares are fully vested and nonforfeitable, please tell us how your accounting treatment complies with the guidance prescribed in ASC 505-50-25-7.

17. Notwithstanding the above, please tell us how you determined the value of $5.48 per share used in calculating consulting expense associated with the shares earned for the quarter ended March 31, 2010. We note that you have also recorded deferred compensation of $563,400 representing the 60,000 shares of common stock at $9.39 per share that were unearned at March 31, 2010. Please tell us why you believe such treatment is appropriate and explain why it appears no amounts were recognized as consulting expense during the quarter ended June 30, 2010. As part of your response, please provide us with the accounting guidance you relied upon in determining your treatment. Please note that your presentation of deferred compensation within shareholders' equity does not appear to comply with the guidance prescribed in ASC 505-50-45-1. Please advise or revise your presentation accordingly. We may have further comment upon receipt of your response.

Quarterly Report on Form 10-Q for the quarter ended September 30, 2010

Notes to the Consolidated Financial Statements (Unaudited), page 4
Note 2 – Summary of Significant Accounting Policies, page 5
Investments, page 6

18. Please tell us what accounting consideration was given to the stock options granted to you to purchase an additional five million shares of Apollo Mineral common stock as part of your purchase of the 19.9% equity interest in Apollo Minerals. Your response to us should include the value assigned to such options, if any, or if no value was assigned, please explain why.

19. Furthermore, reference is made to the third paragraph on page 7 with respect to the off-take rights the company will obtain from Apollo Minerals upon completion of all regulatory approvals. Please provide us with an update on the current status of regulatory approvals. Also, tell us your planned accounting treatment the off-take rights, including what value, if any, will be assigned to such rights, or if no value will be assigned, please explain why. Please include the authoritative accounting literature that supports your basis for your conclusions as part of your next response to us.

Exhibits 31.1 and 31.2

20. Please confirm that in future filings you will remove the words "nine months" from your certification required by Rule 13a-14(a) of the Exchange Act.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Heather Clark at 202-551-3624 if you have questions regarding comments on the financial statements and related matters. Please contact Sonia Bednarowski at 202-551-3666 with any other questions.

Sincerely,

Linda Cvrkel
Branch Chief